

December 23, 2024

Masaharu Hirose
President
American Honda Receivables LLC
1919 Torrance Boulevard
Torrance, California 90501

> **Re: American Honda Receivables LLC**
> **Registration Statement on Form SF-3**
> **Filed December 2, 2024**
> **File No. 333-283544**

Dear Masaharu Hirose:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2 of Form SF-3.

Form of Prospectus
Description of the Transfer and Servicing Agreements
Asset Representations Review, page 132

2. We note your disclosure that the asset representations reviewer will perform a review of the Subject Receivables, which is defined on page 133 as "all Receivables outstanding … that are more than 60 days delinquent as of the related Review

Satisfaction Date." Please revise your prospectus disclosure and form of transaction documents, as applicable, to state that the asset review will be performed on each receivable that is 60 or more days delinquent (rather than more than 60 days delinquent) (emphasis added), as required by the shelf-eligibility provisions of Form SF-3. Refer to General Instruction I.B.1(b)(D) of Form SF-3.

3.   We note the term "Subject Receivables" that appears on page 133 is defined differently than in the Glossary on page 187. Please revise here and throughout your prospectus and transaction documents as necessary to reconcile.

Underwriting, page 173

4.   We note your reference to Rule 15c6-1 of the Securities Exchange Act. Please revise your disclosure to reflect the final rule amendments adopted by the Commission shortening the standard settlement cycle for broker-dealer transactions in securities from two business days after the trade date to one business day after the trade date, unless otherwise expressly agreed to by the parties at the time of the transaction. Refer to Shortening the Securities Transaction Settlement Cycle, Exchange Act Release No. 34-96930 (February 15, 2023).

Part II - Information Not Required in Prospectus
Item 14(a). Exhibits, page II-1

5.   Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason Weidberg at 202-551-6892 or Rolaine Bancroft at 202-551-3313 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance